UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

EQGP Holdings, LP

(Name of Issuer)

Limited Partner Interests

(Title of Class of Securities)

26885J 103

(CUSIP Number)

Kirk R. Oliver
625 Liberty Avenue, Suite 2000
Pittsburgh, Pennsylvania 15222
Telephone: (412) 395-2688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 26885B 100

1.	Names of Reporting Persons. EQM Midstream Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 100% limited partner interests

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100% limited partner interests

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100% limited partner interests

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Gathering Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 100% limited partner interests

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100% limited partner interests

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100% limited partner interests

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Midstream Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 100% limited partner interests

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100% limited partner interests

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100% limited partner interests

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Midstream Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 100% limited partner interests

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100% limited partner interests

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100% limited partner interests

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1. Security and Issuer.

The equity securities to which this statement relates are the limited partner interests (Partner Interests) in EQGP Holdings, LP, a Delaware limited partnership (the Issuer). The principal executive office of the Issuer is located at 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222. This Schedule 13D supersedes in its entirety Schedule 13D filed with the Securities and Exchange Commission (the Commission) on November 14, 2018, as amended (Schedule 13D), pursuant to which certain of the Reporting Persons (as defined below) and certain of their affiliates from time to time reported their beneficial ownership of the Issuer’s common units representing limited partner interests (Common Units), which were cancelled as a result of the EQM IDR Transaction (as defined below) described in Item 3.

Item 2. Identity and Background.

(a)                                 This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by: (i) EQM Midstream Partners, LP, a Delaware limited partnership (EQM), (ii) Equitrans Gathering Holdings, LLC, a Delaware limited liability company (Gathering Holdings), (iii) Equitrans Midstream Holdings, LLC, a Delaware limited liability company (EMH), and (iv) Equitrans Midstream Corporation, a Pennsylvania corporation (ETRN, together with EQM, Gathering Holdings, and EMH, collectively, the Reporting Persons).

EQM is the limited partner of the Issuer holding 100% of the outstanding Partner Interests. Gathering Holdings is a limited partner of EQM holding approximately 44.7% of the outstanding common units representing limited partner interests in EQM (EQM Common Units), and is the sole stockholder of EQM GP Corporation, a Delaware corporation and limited partner of EQM holding less than 0.1% of the outstanding EQM Common Units (GP Corporation). EMH is also a limited partner of EQM holding approximately 13.8% of the outstanding EQM Common Units. ETRN is a publicly traded company and the sole member of Gathering Holdings and EMH and therefore indirectly owns 58.5% of the outstanding EQM Common Units. ETRN is a corporation with a board of directors. Gathering Holdings and EMH are manager-managed limited liability companies with boards of managers. EQM is a limited partnership whose general partner is EQGP Services, LLC, a Delaware limited liability company (EQGP GP). The Reporting Persons are hereby filing a joint Schedule 13D.

(b)                                 The business address of each Reporting Person is 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222.

(c)                                  The principal business of ETRN is to directly and indirectly hold investments in entities conducting business in the midstream natural gas sector, consisting of gathering, transmission and storage and water services operations (the Midstream Business), including the ownership, directly or indirectly, of all of the membership interests in EMH and Gathering Holdings, and a limited partner interest in EQM. The principal business of each of EMH and Gathering Holdings is to serve as an intercompany holding company for subsidiaries of ETRN. The principal business of EQGP GP is to act as the general partner of EQM. EQM is a publicly traded limited partnership whose principal business is to own, operate, acquire and develop midstream assets in the Appalachian Basin. ETRN conducts its business through three business segments: Gathering, Transmission and Water. Gathering and Transmission provide gathering, transmission and storage services for producers of gas across the Appalachian Basin. Water provides water services that support well completion activities and collects and recycles or disposes of flowback and produced water for customers in Washington and Greene Counties, Pennsylvania and Belmont County, Ohio.

The name and present principal occupation of each director, manager and executive officer, as applicable, of the Reporting Persons (Covered Individuals) are set forth in the table below. The Covered Individuals, together with the Reporting Persons, are collectively referred to herein as the Covered Persons.

All Covered Individuals are United States citizens. The business address of each of the Covered Individuals is c/o Equitrans Midstream Corporation, 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222.

Name	Position
Equitrans Midstream Corporation
Thomas F. Karam	Director, President and Chief Executive Officer
David L. Porges	Chairman of the Board
Vicky A. Bailey	Director
Kenneth M. Burke	Director
Margaret K. Dorman	Director
Norman J. Szydlowski	Director
Robert F. Vagt	Director
Diana M. Charletta	Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Vice President and Chief Accounting Officer
Robert C. Williams	Vice President and General Counsel
Equitrans Gathering Holdings, LLC
Thomas F. Karam	President and Chief Executive Officer
Diana M. Charletta	Member of Board of Managers, Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Member of Board of Managers, Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Member of Board of Managers, Vice President and Chief Accounting Officer
Equitrans Midstream Holdings, LLC
Thomas F. Karam	President and Chief Executive Officer
Diana M. Charletta	Member of Board of Managers, Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Member of Board of Managers, Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Member of Board of Managers, Vice President and Chief Accounting Officer
EQGP Services, LLC
Thomas F. Karam	Director, President and Chief Executive Officer
Diana M. Charletta	Director, Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Director, Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Vice President and Chief Accounting Officer

(d) - (e)         During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

At 11:59 p.m., Eastern Time, on November 12, 2018, EQT Corporation (EQT) completed the previously-announced separation (the Separation) by EQT of the Midstream Business from EQT’s upstream business, consisting of natural gas, oil, and natural gas liquids development, production and sales and commercial operations (the Upstream Business), and subsequent spinoff from EQT of ETRN, which, following the Separation, directly and indirectly holds the Midstream Business. The Separation was completed by means of a pro rata distribution (the Distribution) by EQT of 80.1% of the outstanding common stock of ETRN to the holders of EQT common stock.

Upon completion of the Separation and Distribution, EQT ceased to be the sole shareholder of ETRN and ETRN became a separate publicly-traded company.

The Reporting Persons acquired Common Units or Partner Interests, as applicable, as a result of the transactions described below:

On May 15, 2015, in connection with the closing of the Issuer’s initial public offering of the Common Units (the IPO), the following transactions occurred: (i) 100% of the outstanding limited partner interests of the Issuer were recapitalized into an aggregate of 266,165,000 Common Units, of which 265,899,000 Common Units were issued to Gathering Holdings and 266,000 Common Units were issued to GP Corporation, in accordance with the First Amended and Restated Agreement of Limited Partnership of the Issuer (the First A&R Partnership Agreement), dated May 15, 2015; and (ii) Gathering Holdings sold 26,450,000 Common Units to the underwriters in the IPO pursuant to the Underwriting Agreement, dated May 11, 2015, among Gathering Holdings, the Issuer, the then general partner of the Issuer and Barclays Capital Inc. and Goldman, Sachs & Co., as representatives of the several underwriters named in Schedule I thereto (the Underwriting Agreement).

The foregoing descriptions of the First A&R Partnership Agreement and Underwriting Agreement do not purport to be complete and are qualified in their entirety by reference to the First A&R Partnership Agreement and the Underwriting Agreement, copies of which were filed as Exhibit 3.1 and Exhibit 1.1, respectively, to the Issuer’s Current Report on Form 8-K filed with the Commission on May 15, 2015, which exhibits are herein incorporated by reference in their entirety.

On April 25, 2018, EQT, Rice Midstream GP Holdings LP, a wholly owned subsidiary of EQT (RMGH), and the Issuer entered into an Incentive Distribution Rights Purchase and Sale Agreement (the RMP IDR Purchase Agreement), pursuant to which, subject to the terms and conditions thereof, the Issuer acquired all of the issued and outstanding incentive distribution rights in RMP (RMP IDRs) from RMGH in exchange for 36,293,766 Common Units (the RMP IDR Transaction). The RMP IDR Transaction was completed on May 22, 2018.

The foregoing description of the RMP IDR Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the RMP IDR Purchase Agreement, a copy of which was filed as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 26, 2018, which exhibit is herein incorporated by reference in its entirety.

On April 25, 2018, EQM entered into an Agreement and Plan of Merger (the Midstream Merger Agreement) with EQM Midstream Services, LLC, a Delaware limited liability company (EQM Services), EQM Acquisition Sub, LLC, a wholly owned subsidiary of EQM (Midstream Merger Sub), EQM GP Acquisition Sub, LLC, a wholly owned subsidiary of EQM (GP Merger Sub), RMP, Rice Midstream Management LLC, the general partner of RMP (the RMP General Partner), and, solely for purposes of certain provisions therein, EQT. Pursuant to the Midstream Merger Agreement, on July 23, 2018, (i) Midstream Merger Sub merged with and into RMP with RMP continuing as the surviving limited partnership and a wholly owned indirect subsidiary of EQM and (ii) GP Merger Sub merged with and into the RMP General Partner, with the RMP General Partner continuing as the surviving entity and a wholly owned indirect subsidiary of EQM.

At the effective time of the merger of RMP with and into Midstream Merger Sub (the Midstream Merger Effective Time), (i) each common unit representing a limited partner interest in RMP (an RMP Common Unit) issued and outstanding immediately prior to the Midstream Merger Effective Time was converted into the right to receive 0.3319 EQM Common Units (the Midstream Merger Consideration), (ii) the issued and outstanding RMP IDRs were cancelled and (iii) each outstanding award of phantom units in respect of RMP Common Units fully vested and converted into the right to receive the Midstream Merger Consideration, less applicable tax withholding, in respect of each RMP Common Unit subject thereto.

The foregoing description of the Midstream Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Midstream Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 26, 2018, which exhibit is herein incorporated by reference in its entirety.

In connection with the Separation and the Distribution, EQT and its wholly owned subsidiaries underwent an internal restructuring (the Internal Reorganization) pursuant to which, among other things, (i) effective as of October 22, 2018, RMGH, which was the record and beneficial owner of 36,293,766 Common Units, merged with and into EMH, and (ii) effective as of October 26, 2018 (A) EQT Production Company, a wholly owned subsidiary of EQT (EPC), contributed all of the outstanding membership interests of Gathering Holdings to ETRN, (B) EPC distributed all of the outstanding membership interests in EMH and all of the outstanding shares of common stock of ETRN to EQT Investments Holdings, LLC, a wholly owned subsidiary of EQT (Investments Holdings), (C) Investments Holdings distributed all of the outstanding membership interests in EMH and all of the outstanding shares of common stock of ETRN to EQT, and (D) EQT contributed all of the outstanding membership interests in EMH to ETRN.

On November 29, 2018, ETRN entered into written agreements (the Unit Purchase Agreements) with (i) funds managed by Neuberger Berman Investment Adviser LP, pursuant to which ETRN acquired 5,842,704 Common Units for $20.00 per Common Unit (the Purchase Price), (ii) funds managed by Goldman Sachs Asset Management, L.P., pursuant to which ETRN acquired 1,865,020 Common Units for the Purchase Price, (iii) funds managed by Cushing Asset Management LP, pursuant to which ETRN acquired 920,130 Common Units for the Purchase Price, (iv) funds managed by Kayne Anderson Capital Advisors, L.P., pursuant to which ETRN acquired 1,363,974 Common Units for the Purchase Price, and (v) ZP Energy Fund, L.P., pursuant to which ETRN acquired 5,372,593 Common Units for the Purchase Price. The aggregate consideration paid by ETRN pursuant to the Unit Purchase Agreements was $307,288,420. The transactions contemplated by the Unit Purchase Agreements (the Private Purchases) were completed on December 31, 2018 with respect to an aggregate of 14,560,281 Common Units (the Initial Closing). Additional closings occurred on January 2, 2019 and January 3, 2019, pursuant to which ETRN acquired the remaining 804,140 Common Units to be acquired by ETRN pursuant to the Unit Purchase Agreements (the Additional Closings). On January 2, 2019, ETRN contributed the Common Units acquired pursuant to the Unit Purchase Agreements at the Initial Closing to Gathering Holdings as a contribution to capital. On January 3, 2019, ETRN contributed the Common Units acquired pursuant to the Unit Purchase Agreements at the Additional Closings to Gathering Holdings as a contribution to capital.

The foregoing description of the Private Purchases does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Amendment No. 2 to Schedule 13E-3 filed by ETRN with the Commission on January 3, 2019, the Disclosure Statement attached thereto as Exhibit (a)(3) and the copies of the Unit Purchase Agreements filed therewith as Exhibits (d)(8) through (d)(12), each of which is incorporated herein by reference.

The purchase of the Common Units pursuant to the Unit Purchase Agreements and associated fees and expenses were financed out of the proceeds of borrowings under a credit agreement among ETRN, Goldman Sachs Bank USA, as administrative agent and the initial lender, PNC Bank, National Association, as collateral agent, and the other lenders from time to time party thereto, providing for a senior secured term loan facility in an aggregate principal amount of $600 million (the Term Facility). The loans under the Term Facility were borrowed in full on December 31, 2018, and a portion of the net proceeds under the Term Facility was used to fund the Private Purchases as well as certain fees, costs and expenses in connection with the closing of the Term Facility and with the Private Purchases. Net proceeds of such loans were also used to fund the purchase of additional Common Units pursuant to the exercise of the Limited Call Right (as defined below) and to pay fees, costs and expenses in connection therewith and the remainder is expected to be used for other general corporate purposes.

The foregoing description of the Term Facility does not purport to be complete and is subject to, and qualified in its entirety by, the copy of the Term Facility that was filed as Exhibit (b)(2) to Amendment No. 2 to Schedule 13E-3 filed by ETRN with the Commission on January 3, 2019, which copy of the Term Facility is incorporated herein by reference.

Following the Initial Closing, the Reporting Persons (other than EQM) owned more than 95% of the outstanding Common Units. On that basis, on December 31, 2018, ETRN exercised the limited call right provided for in Section 15.1(a) of the First A&R Partnership Agreement (the Limited Call Right), pursuant to which ETRN purchased all outstanding Common Units (other than those owned by ETRN and its affiliates) at a price per Common Unit equal to the Purchase Price. The Limited Call Right was completed on January 10, 2019. On January 10, 2019, immediately following the completion of the Limited Call Right, ETRN contributed the Common Units acquired pursuant to the Limited Call Right to Gathering Holdings. The purchase of the Common Units pursuant to the Limited Call Right and associated fees and expenses were financed out of the net proceeds of borrowings under the Term Facility.

On January 10, 2019, the Issuer filed a Form 25 with the SEC. As a result, the Common Units were withdrawn from registration and subsequently delisted from the New York Stock Exchange, and the Issuer’s reporting obligations under the Securities Exchange Act of 1934, as amended (the Exchange Act), will be terminated.

On February 22, 2019, the Issuer completed a simplification transaction pursuant to that certain Agreement and Plan of Merger, dated as of February 13, 2019 (the IDR Merger Agreement), by and among the Issuer, ETRN, EQM Services, EQM, EQGP GP, Equitrans Merger Sub, LP, a Delaware limited partnership (Merger Sub), and certain other parties thereto. Pursuant to the IDR Merger Agreement, on February 22, 2019, (i) Merger Sub merged with and into the Issuer (the IDR Merger) with the Issuer continuing as the surviving limited partnership and a wholly owned subsidiary of EQM following the IDR Merger, and (ii) each of (a) the incentive distribution rights in EQM (the IDRs), (b) the economic portion of the general partner interest in EQM and (c) the issued and outstanding Common Units were cancelled, and, as consideration for such cancellation, Gathering Holdings, EMH and GP Corporation received in the aggregate 80,000,000 newly-issued EQM Common Units and 7,000,000 newly-issued Class B units, both representing limited partner interests in EQM, and EQGP GP retained the non-economic general partner interest in EQM (the EQM IDR Transaction). As a result of the EQM IDR Transaction, Equitrans Transaction Sub GP, LLC, a subsidiary of EQM (the General Partner), became the general partner of the Issuer.

As of February 22, 2019, and following the EQM IDR Transaction, EQM owns, directly or indirectly, 100% of the Partner Interests and all of the non-economic general partner interest in the Issuer, and ETRN indirectly owns 117,245,455 EQM Common Units and all 7,000,000 Class B units in EQM, collectively representing an approximate 59.9% limited partner interest in EQM.

The foregoing description of the IDR Merger Agreement and the EQM IDR Transaction does not purport to be complete and is subject to, and qualified in its entirety by, the full text of IDR Merger Agreement filed herewith as Exhibit D, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired Partner Interests reported herein solely for investment purposes.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)–(j) of Schedule 13D:

(a)                                 None.

(b)                                 None.

(c)                                  None.

(d)                                 None.

(e)                                  None.

(f)                                   None.

(g)                                  None.

(h)                                 None.

(i)                                     None.

(j)                                    As of the date of this filing, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5. Interest in Securities of the Issuer.

(a)                                 (1)                                 As of February 22, 2019, the Issuer’s equity is comprised of 100% of its Partner Interests. EQM directly holds 100% of the Issuer’s Partner Interests, which represent all of the outstanding Partner Interests.

(2)                                 As of February 22, 2019, EMH does not directly own any Partner Interests; however, as a limited partner of EQM, it may be deemed to beneficially own 100% of the Partner Interests, which represent all of the outstanding Partner Interests.

(3)                                 As of February 22, 2019, Gathering Holdings does not directly own any Partner Interests; however, as a limited partner of EQM, it may be deemed to beneficially own 100% of the Partner Interests, which represent all of the outstanding Partner Interests.

(4)                                 As of February 22, 2019, ETRN does not directly own any Partner Interests; however, as the sole member of each of Gathering Holdings and EMH, it may be deemed to beneficially own 100% of the Partner Interests, which represent all of the outstanding Partner Interests.

(5)                                 In addition, as of February 22, 2019, neither EQGP GP nor any of the Covered Individuals own any Partner Interests.

(b)                              The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. As of February 22, 2019, neither EQGP GP nor any of the Covered Individuals own any Partner Interests.

(c)                                  The following Covered Individuals sold the number of Common Units set forth in the following table pursuant to the Limited Call Right at a price per Common Unit equal to $20.00:

Name	Common Units Sold
Vicky A. Bailey	3,241
Kenneth M. Burke	5,000
Margaret K. Dorman	19,841
Phillip D. Swisher	4,769

Except as described in Item 3 above, in this Item 5(c) or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units or Partner Interests during the past 60 days.

(d)                                 Except for the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Partner Interests beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and EQM, as the limited partner of the Issuer, are party to the Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 22, 2019 (the Third A&R Partnership Agreement).

Cash Distributions

The Third A&R Partnership Agreement provides that from time to time, but not less than quarterly, the General Partner will review the Issuer’s accounts to determine whether distributions are appropriate. The General Partner may make such cash distributions as it, in its sole discretion, may determine, without being limited to current or accumulated income or gains from the Issuer’s funds, except that the General Partner may not make cash distributions if, after giving effect thereto, the liabilities of the Issuer exceed the fair market value of the assets of the Issuer.

The Third A&R Partnership Agreement requires that the Issuer distribute all of its available cash to its partners in accordance with their respective Percentage Interests (as defined in the Third A&R Partnership Agreement).

Exclusive Control

The General Partner controls the Issuer. Limited partners have no power to control or manage the Issuer.

The General Partner’s Limited Liability Company Agreement

EQM, as the sole member of the General Partner, has the right to manage the General Partner and appoint officers for the General Partner, pursuant to the terms of the General Partner’s limited liability company agreement.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Third A&R Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Third A&R Partnership Agreement filed as Exhibit B herein, which is incorporated by reference in its entirety in this Item 6.  References to, and descriptions of, the General Partner’s limited liability company agreement as set forth in this Item 6 are qualified in their entirety by reference to the Limited Liability Company Agreement of the General Partner, dated as of February 8, 2019 and filed as Exhibit C herein, which is incorporated by reference in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

EXHIBIT A	Joint Filing Agreement, dated as of February 26, 2019 (filed herewith).

EXHIBIT B	Third Amended and Restated Agreement of Limited Partnership of EQGP Holdings, LP, dated as of February 22, 2019 (filed herewith).

EXHIBIT C	Limited Liability Company Agreement of Equitrans Transaction Sub GP, LLC, dated as of February 8, 2019 (filed herewith).

EXHIBIT D

Agreement and Plan of Merger, dated as of February 13, 2019, by and among Equitrans Midstream Corporation, EQM Midstream Services, LLC, EQM Midstream Partners, LP, EQGP Services, LLC, EQGP Holdings, LP and the other parties thereto (filed as Exhibit 2.1 to Equitrans Midstream Corporation’s Current Report on Form 8-K filed with the Commission on February 14, 2019 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 26, 2019

EQM MIDSTREAM PARTNERS, LP

By: EQGP Services, LLC, its general partner

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 26, 2019

[Signature Page Follows]

EQM MIDSTREAM PARTNERS, LP

By: EQGP Services, LLC, its general partner

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

Exhibit B

THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

EQGP HOLDINGS, LP

THIS THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP of EQGP HOLDINGS, LP, a Delaware limited partnership (the “Partnership”), dated as of February 22, 2019 (this “Agreement”), is entered into and executed by Equitrans Transaction Sub GP, LLC, a Delaware limited liability company, as general partner (“General Partner”), and EQM Midstream Partners, LP, a Delaware limited partnership, as limited partner (the “Limited Partner”), and together with any other Persons (as defined below) who become Partners in the Partnership or parties hereto as provided herein.

RECITALS

WHEREAS, the Partnership was duly formed on January 31, 2015 as a Delaware limited partnership upon the effectiveness of the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware on January 29, 2015;

WHEREAS, that certain First Amended and Restated Agreement of Limited Partnership of the Partnership, dated May 15, 2015 (the “First Restated Partnership Agreement”), was adopted in connection with an initial public offering of common units representing limited partner interests in the Partnership (“Common Units”);

WHEREAS, the First Restated Partnership Agreement was amended and restated on October 12, 2018 (as amended and restated, the “Second Restated Partnership Agreement”) to reflect, among other things, the change of the Partnership’s name from EQT GP Holdings, LP to EQGP Holdings, LP;

WHEREAS, on the date hereof, Equitrans Merger Sub, LP, a Delaware limited partnership and an indirect wholly-owned subsidiary of the Limited Partner (the “Merger Sub”), merged with and into the Partnership (the “Merger”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 13, 2019, by and among Equitrans Midstream Corporation, Equitrans Gathering Holdings, LLC, Equitrans Midstream Holdings, LLC, EQM GP Corporation, the Limited Partner, EQM Midstream Services, LLC, the Merger Sub, the General Partner, the Partnership and EQGP Services, LLC (the “Merger Agreement”);

WHEREAS, the Partnership was the surviving company in the Merger, and as a result of the Merger and in accordance with the terms of the Merger Agreement, the Common Units were converted into a right to receive the Merger Consideration (as defined in the Merger Agreement) and the Limited Partner became the sole limited partner of the Partnership and holds 100% of the Percentage Interests as of the date hereof, and the General Partner was admitted to the Partnership as general partner;

WHEREAS, pursuant to Article XIII of the Second Restated Partnership Agreement, the Second Restated Partnership Agreement may be amended by the General Partner, in its capacity as the general partner of the Partnership, and the Limited Partner, in its capacity as the sole limited partner of the Partnership; and

WHEREAS, the General Partner and the Limited Partner desire to amend and restate the Second Restated Partnership Agreement in its entirety, as of the date set forth above, in order to set forth their respective rights and obligations with respect to the Partnership in accordance with the terms and subject to the conditions set forth in this Agreement and the Delaware Act (as defined below).

NOW, THEREFORE, in consideration of the mutual covenants expressed herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the General Partner and the Limited Partner hereby amend and restate the Second Restated Partnership Agreement and agree as follows:

ARTICLE I
DEFINITIONS

The following definitions shall for all purposes, unless otherwise clearly indicated to the contrary, apply to the terms used in this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware effective on January 31, 2015, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C.  Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“General Partner” has the meaning given such term in the preamble and shall include its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacity as general partner of the Partnership (except as the context otherwise requires).

“Limited Partner” has the meaning given such term in the preamble and shall include its successors and permitted assigns that are admitted to the Partnership as a limited partner of the Partnership, and any other limited partner admitted to the Partnership from time to time.

“Partner” means the General Partner or any Limited Partner.

“Percentage Interest” means each Partner’s percentage interest in the Partnership as set forth in Section 2.7.

“Person” means an individual or corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

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ARTICLE II
ORGANIZATIONAL MATTERS

Section 2.1            Formation.  The Partnership was formed as a limited partnership pursuant to the provisions of the Delaware Act.  Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act.  This Agreement shall be deemed to have become effective (the “Effective Date”) at the Transaction Sub GP Admission Effective Time (as defined in the Merger Agreement).

Section 2.2            Name.  The name of the Partnership shall be “EQGP Holdings, LP.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner.  The words “Limited Partnership,” “LP,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires.  The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partner of such change in the next regular communication to the Limited Partner.

Section 2.3            Registered Office; Registered Agent; Principal Office; Other Offices.  Unless and until changed by the General Partner, the registered agent and office of the Partnership in the State of Delaware shall be as set forth in the Certificate of Limited Partnership.  The principal office of the Partnership shall be located at 625 Liberty Avenue, Suite 2000, Pittsburgh, PA 15222, or such other place as the General Partner may from time to time designate by notice to the Limited Partner.  The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate.  The address of the General Partner shall be 625 Liberty Avenue, Suite 2000, Pittsburgh, PA 15222, or such other place as the General Partner may from time to time designate by notice to the Limited Partner.

Section 2.4            Purpose and Business.  The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to the subsidiaries of the Partnership; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.  To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5            Powers.  The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and

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accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6            Term.  The term of the Partnership commenced as of January 31, 2015 and shall continue in existence until the dissolution, winding-up and termination of the Partnership in accordance with the provisions of Article VIII.  The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7            Partnership Interests.  Effective as of the Effective Date, the General Partner shall have a 0.00% non-economic general partner Percentage Interest and the Limited Partner shall have a 100% limited partner Percentage Interest.

ARTICLE III
CAPITAL CONTRIBUTIONS

The Partners have no obligation to make additional capital contributions to the Partnership.

ARTICLE IV
CAPITAL ACCOUNTS; ALLOCATIONS

Section 4.1            Capital Accounts.  The Partnership shall maintain for each Partner a separate capital account in accordance with the regulations issued pursuant to Section 704 of the Internal Revenue Code of 1986, as amended (the “Code”), if applicable, and as determined by the General Partner as consistent therewith.

Section 4.2            Allocations.  For federal income tax purposes, each item of income, gain, loss, deduction and credit of the Partnership shall be allocated among the Limited Partners in accordance with their Percentage Interests, except that the General Partner shall have the authority to make such other allocations as are necessary and appropriate to comply with Section 704 of the Code and the regulations issued pursuant thereto, if applicable.

Section 4.3            Distributions.  From time to time, but not less often than quarterly, the General Partner shall review the Partnership’s accounts to determine whether distributions are appropriate.  The General Partner may make such cash distributions as it, in its sole discretion, may determine without being limited to current or accumulated income or gains from any Partnership funds, including, without limitation, Partnership revenues, capital contributions or borrowed funds; provided, however, that no such distribution shall be made if, after giving effect thereto, the liabilities of the Partnership exceed the fair market value of the assets of the Partnership.  In its sole discretion, the General Partner may, subject to the foregoing proviso, also distribute to the Partners other Partnership property, or other securities of the Partnership or other entities.  All distributions by the General Partner shall be made in accordance with the Percentage Interests of the Partners.

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ARTICLE V
MANAGEMENT AND OPERATIONS OF BUSINESS

Except as otherwise expressly provided in this Agreement, all powers to control and manage the business and affairs of the Partnership shall be vested exclusively in the General Partner; the Limited Partner shall not have any power to control or manage the Partnership.

ARTICLE VI
RIGHTS AND OBLIGATIONS OF LIMITED PARTNER

The Limited Partner shall have no liability under this Agreement.

ARTICLE VII
INDEMNIFICATION

Section 7.1            The General Partner and all officers, directors, agents and employees of the General Partner and all officers of the Partnership, if any, shall be indemnified as of right to the fullest extent not prohibited by law in connection with any actual or threatened action, suit or proceeding, civil, criminal, administrative, investigative or other (whether brought by or in the right of the Partnership or otherwise) arising out of their service to the Partnership or to another enterprise at the request of the Partnership; provided, however, that the Partnership shall not indemnify any indemnified person in connection with a proceeding (or part thereof) initiated by such person (other than a proceeding to enforce such person’s rights to indemnification under this Article) unless such proceeding (or part thereof) was authorized by the General Partner.

Section 7.2            Employees of the Partnership who are not entitled to indemnification under Section 7.1 hereof shall be indemnified as of right in connection with any actual or threatened action, suit or proceeding, civil, criminal, administrative, investigative or other (whether brought by or in the right of the Partnership or otherwise) arising out of their service to the Partnership or to another enterprise at the request of the Partnership if, as determined by the Partnership in its sole discretion, such employee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful; provided, however, that the Partnership shall not indemnify an employee in connection with a proceeding (or part thereof) initiated by such employee (other than a proceeding to enforce such person’s rights to indemnification under this Article) unless such proceeding (or part thereof) was authorized by the General Partner.

Section 7.3            The Partnership may indemnify agents of the Partnership who are not entitled to indemnification under Sections 7.1 or 7.2 hereof with such scope and effect as determined by the Partnership.

Section 7.4            As soon as practicable after receipt by any person entitled to indemnification hereunder of actual knowledge of any action, suit or proceeding, such indemnified person shall notify the Partnership thereof if a claim for indemnification in respect thereof may be or is being made by such indemnified person against the Partnership under this Article.  With respect to any such action, suit or proceeding, the Partnership will be entitled to participate therein at its own expense and may assume the defense thereof.  After the Partnership notifies the indemnified person of its election to so assume the defense, the Partnership will not be liable to the indemnified person under this Article for any legal or other expenses subsequently incurred by

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the indemnified person in connection with the defense.  The Partnership shall not be obligated to indemnify an indemnified person under this Article for any amounts paid in settlement of any action or claim effected without its written consent.

Section 7.5            The Partnership may purchase and maintain insurance to protect itself and any person against any liability asserted against and incurred by him or her in respect of such service, whether or not the Partnership would have the power to indemnify him or her against such liability by law or under the provisions of this Article.  The provisions of this Article shall be applicable to persons who have ceased to be a person covered by this Article and shall inure to the benefit of the heirs, executors, and administrators of persons entitled to indemnity hereunder.

Section 7.6            Indemnification under this Article shall include the right to be paid expenses incurred in advance of the final disposition of any action, suit or proceeding for which indemnification is provided, upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it ultimately shall be determined that he or she is not entitled to be indemnified by the Partnership; provided, however, that the indemnified person shall reimburse the Partnership for any amounts paid by the Partnership as indemnification of expenses to the extent the indemnified person receives payment for the same expenses from any insurance carrier or from another party.  The indemnification rights granted herein are not intended to be exclusive of any other rights to which those seeking indemnification may be entitled and the Partnership may enter into contractual agreements with any individual to provide such individual with indemnification rights as set forth in such agreement or agreements, which rights shall be in addition to the rights set forth in this section.

Section 7.7            The provisions of this Article shall be applicable to actions, suits or proceedings commenced after the adoption hereof, whether arising from acts or omissions occurring before or after the adoption hereof.

Section 7.8            Any indemnification under this Article VII shall be satisfied solely out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.  In no event may an indemnified person subject the Limited Partners to personal liability by reason of these indemnification provisions.

ARTICLE VIII
DISSOLUTION AND LIQUIDATION

The Partnership shall be dissolved, and its affairs shall be wound up, upon: (1) the election of the General Partner to do so, if approved by Partners representing a majority of the limited partner interests of the Partnership; (2) at any time there are no limited partners of the Partnership, unless the Partnership is continued without dissolution in accordance with the Delaware Act; (3) the entry of a decree of judicial dissolution of the Partnership; or (4) the withdrawal or removal of the General Partner or any other event that results in its ceasing to be the General Partner, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

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ARTICLE IX
AMENDMENT OF PARTNERSHIP AGREEMENT

The General Partner may amend any provision of this Agreement without the consent of the Limited Partner and may execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith.

ARTICLE X
GENERAL PROVISIONS

Section 10.1          Addresses and Notices.  Any notice to the Partnership, the General Partner or the Limited Partner shall be deemed given if received by it in writing at the principal office of the Partnership designated pursuant to Section 2.3.

Section 10.2          Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns.

Section 10.3          Integration.  This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 10.4          Invalidity of Provisions.  If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and this Agreement, as so reformed, will be valid, legal and enforceable to the maximum extent possible.

Section 10.5          Applicable Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 10.6          Counterparts.  This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the General Partner and the Limited Partner as of the date first above written.

GENERAL PARTNER:

EQUITRANS TRANSACTION SUB GP, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

LIMITED PARTNER:

EQM MIDSTREAM PARTNERS, LP

By: EQGP Services, LLC, its General Partner

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

[Signature Page to Third Amended and Restated Agreement of Limited Partnership of
EQGP Holdings, LP]

Exhibit C

LIMITED LIABILITY COMPANY AGREEMENT

OF

EQUITRANS TRANSACTION SUB GP, LLC

A Delaware Limited Liability Company

This LIMITED LIABILITY COMPANY AGREEMENT OF EQUITRANS TRANSACTION SUB GP, LLC (this Agreement), dated as of February 8, 2019, is adopted, executed, and agreed to by the sole Member (as defined below).

1.  Formation.  EQUITRANS TRANSACTION SUB GP, LLC (the Company) has been formed as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act (the Act).

2.  Term.  The term of the Company commenced upon the filing of the Certificate of Formation (as it may be amended or restated from time to time, the Certificate of Formation), dated February 8, 2019, with the Secretary of State of the State of Delaware in accordance with the Delaware Act and the Company shall have a perpetual existence.  The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act.

3.  Purposes.  The purposes of the Company are to carry on any lawful business, purpose, or activity for which limited liability companies may be formed under the Act.

4.  Sole Member.  EQM Midstream Partners, LP shall be the sole member of the Company (the Member), and shall be admitted as the sole member of the Company upon execution of this Agreement.

5.  Contributions.  The Member has made an initial contribution to the capital of the Company in the amount of $1,000 in exchange for a 100% membership interest in the Company.  Without creating any rights in favor of any third party, the Member may, from time to time, make contributions of cash or property to the capital of the Company, but shall have no obligation to do so.

6.  Distributions.  The Member shall be entitled (a) to receive all distributions (including, without limitation, liquidating distributions) made by the Company, and (b) to enjoy all other rights, benefits, and interests in the Company.

7.  Management by the Member.  The Company shall be managed by the Member.  The business, affairs and properties of the Company shall be managed exclusively by the Member in its capacity as the managing member.  The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by the Member under the laws of the State of Delaware (including, without limitation, the power and authority, pursuant to Section 18-407 of the Delaware

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Limited Liability Company Act, to delegate to one or more authorized agents or other persons the rights and powers of the Member to manage and control the business and affairs of the Company).  There is no requirement that the Member hold a meeting in order to take action on any matter.  Notwithstanding any other provision in this Agreement, the Member and any such authorized agents, acting alone, are authorized to execute and deliver any document on behalf of the Company or cause the Company to enter into any transaction, without any vote or consent of any other Person.

8.  Liability; Indemnification.  Notwithstanding any other provision of this Agreement, whether express or implied, or any obligation or duty at law or in equity, neither the Member, nor any officers, directors, owners, partners, employees, affiliates, representatives, or agents of the Member (each individually a Covered Person and, collectively, the Covered Persons) shall be liable to the Company or to any other person for any act or omission (in relation to the Company, its property, or the conduct of its business or affairs, this Agreement, any related document, or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to the Covered Person by the Company, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all civil, criminal, administrative or investigative losses, costs, damages, claims, demands, liabilities, expenses (including, without limitation, reasonable fees and expenses of attorneys), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits, or proceedings (Claims) in which such Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business, or affairs. Notwithstanding the preceding sentence, a Covered Person shall not be entitled to indemnification under this Section 8 with respect to (1) any Claim with respect to which such Covered Person has, according to a final and non-appealable judgment entered by a court of competent jurisdiction, engaged in fraud, willful misconduct, bad faith, or gross negligence or (2) any Claim initiated by such Covered Person unless such Claim (or part thereof) (i) was brought to enforce such Covered Person’s rights to indemnification hereunder or (ii) was authorized or consented to by the Company. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.

9.    Officers.

(a) Designation.  The Member may, from time to time, designate individuals to serve as officers of the Company.  Any two or more offices may be held by the same person.

(b) Officers; Duties of Officers. The officers of the Company may consist of a Chief Executive Officer and/or a President, one or more Vice Presidents, a Treasurer, a Secretary and such other officers as the Member from time to time may deem proper. All officers elected by the Member shall each have such powers and duties as generally pertain to their respective offices, subject to Section 7 and the specific provisions of this Section 9.  The Member may from time to

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time elect such other officers or appoint such agents as may be necessary or desirable for the conduct of the business of the Company. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in this Agreement or as may be prescribed by the Member, as the case may be from time to time.

(i) Chief Executive Officer and/or President. The Chief Executive Officer and/or President shall have general and active management authority over the business of the Company and shall see that all orders and resolutions of the Member are carried into effect.  The Chief Executive Officer and/or President shall also perform all duties and have all powers incident to the office of Chief Executive Officer and/or President and perform such other duties and may exercise such other powers as may be assigned by this Agreement or prescribed by the Member from time to time.

(ii) Vice Presidents. Any Executive Vice President, Senior Vice President and Vice President, in the order of seniority, unless otherwise determined by the Member, shall, in the absence or disability of the Chief Executive Offer and/or President, perform the duties and exercise the powers of the President.  They shall also perform the usual and customary duties and have the powers that pertain to such office and generally assist the President by executing contracts and agreements and exercising such other powers and performing such other duties as are delegated to them by the Chief Executive Officer and/or President or as may be prescribed by the Member from time to time.

(iii) Treasurer. The Treasurer shall keep or cause to be kept the books of account of the Company and shall render statements of the financial affairs of the Company in such form and as often as required by this Agreement, the Member, the Chief Executive Officer and/or the President.  The Treasurer, subject to the order of the Member, shall have the custody of all funds and securities of the Company.  The Treasurer shall perform the usual and customary duties and have the powers that pertain to such office and exercise such other powers and perform such other duties as are delegated to him by the Chief Executive Officer and/or a President or as may be prescribed by the Member from time to time.

(iv) Secretary. The Secretary shall keep or cause to be kept, in one or more books provided for that purpose, the minutes of all meetings of the Member. The Secretary shall see that all notices are duly given in accordance with the provisions of this Agreement and as required by applicable law; shall be custodian of the records and the seal of the Company (if any) and affix and attest the seal (if any) to all documents to be executed on behalf of the Company under its seal; and shall see that the books, reports, statements, certificates and other documents and records required by applicable law to be kept and filed are properly kept and filed; and in general, shall perform all duties and have all powers incident to the office of Secretary and perform such other duties and may exercise such other powers as may be delegated by the Chief Executive Officer and/or President or as may be prescribed by the Member from time to time.

(c) Term of Office; Removal; Filling of Vacancies.

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(i) Each officer of the Company shall hold office until his successor is chosen and qualified in his stead or until his earlier death, resignation, retirement, disqualification or removal from office.

(ii) Any officer may be removed at any time by the Member whenever in its judgment the best interests of the Company will be served thereby.  Designation of an officer shall not of itself create any contract rights in favor of such officer.

(iii) If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Member.

10.  Dissolution.  The Company shall dissolve and its affairs shall be wound up at such time, if any, as the Member may elect. No other event (including, without limitation, an event described in Section 18-801(a)(4) of the Act) will cause the Company to dissolve.

11.  Governing Law.  THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (EXCLUDING ITS CONFLICT-OF-LAWS RULES).

12.  Amendments.  This Agreement may be modified, altered, supplemented or amended at any time by a written agreement executed and delivered by the Member.

13.  Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the Member and its successors and assigns.

14.  Invalidity of Provisions.  If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

[Signature page follows]

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IN WITNESS WHEREOF, the undersigned, being the sole Member of the Company, has caused this Agreement to be duly executed as of the date first written above.

EQM Midstream Partners, LP

By:	EQM Midstream Services, LLC,
its general partner

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

Limited Liability Company Agreement of

EQUITRANS TRANSACTION SUB GP, LLC

SIGNATURE PAGE